EXHIBIT 99.1

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of common stock, par value $0.0001 per share of Blue Laser Fusion, Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: September 14, 2026

Mirai Creation Fund III

By: SPARX Asset Management Co., Ltd., its general partner

By: /s/ Shuhei Abe
Name: Shuhei Abe
Title: President & CEO

SPARX Asset Management Co., Ltd.

By: /s/ Shuhei Abe
Name: Shuhei Abe
Title: President & CEO

SPARX Group Co., Ltd.

By: /s/ Shuhei Abe
Name: Shuhei Abe
Title: President & CEO

Shuhei Abe

/s/ Shuhei Abe